October 25, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (212) 272-8904

Mr. Samuel L. Molinaro, Jr.
Executive Vice President and Chief Financial Officer
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York  10179

Re:	The Bear Stearns Companies Inc.
	Form 10-K filed February 14, 2005
	File No. 1-08989

Dear Mr. Molinaro:

      We have reviewed your response letter dated October 7, 2005, and have the following comments. Please respond to these comments within 10 business days or tell us when you will provide us with a response.


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Form 10-K for the year ended November 30, 2004

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies - Financial
Instruments, page 69

1. We note your response to our prior comment 2. It would appear reasonable that the disclosures described in paragraph 17.f.2. of SFAS 140 regarding gains and losses from the sale of financial assets in securitizations would not provide additional material information for readers, if you believe no material gain or loss could result from these financial instruments because they are carried at fair value. Please confirm to us that you did not experience any material gains or losses from the sale of assets held for securitization during the periods presented.


2. We note your response to our prior comment 2, however, it is unclear where you have disclosed in Note 5 the amount of delinquencies and credit losses associated with securitized assets as required by paragraph 17.g.4 of SFAS 140. Given the significance of securitization activity to your consolidated financial statements, please revise future filings beginning with your Form 10-K for the year ended November 31, 2005 to include this information.


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      Please furnish a response letter that keys your responses to our comments. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.

								Sincerely,



	                        	 John P. Nolan
				Accounting Branch Chief

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Mr. Samuel L. Molinaro, Jr.
The Bear Stearns Companies Inc.
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